In order to be effective, this Letter of Transmittal must be validly completed, duly executed and returned to the depositary, CST Trust Company (the “Depositary”). It is important that registered Shareholders properly complete, duly execute and return this Letter of Transmittal in accordance with the instructions contained herein and in the accompanying Notice of the Annual General and Special Meeting of Nordion Shareholders and Management Information Circular of Nordion dated April 22, 2014, which are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Please read the accompanying Management Information Circular and the instructions attached hereto carefully before completing this Letter of Transmittal. This Letter of Transmittal is for use only by registered Shareholders. The Depositary, your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal. This Letter of Transmittal is for deposit of your Common Shares in connection with the Arrangement. Note that because the consideration to be received by Shareholders under the Arrangement is paid entirely in cash, no election is required on the part of Shareholders.

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF
COMMON SHARES OF NORDION INC.

pursuant to the Arrangement involving, among others, Nordion Inc.
and 8832528 Canada Inc., an affiliate of Sterigenics International LLC

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders of common shares (the “Common Shares”) of Nordion Inc. (the “Company” or “Nordion”) in connection with a proposed arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Company and 8832528 Canada Inc. (the “Purchaser”), and STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC (collectively, the “Guarantors”), as described in the management information circular (the “Information Circular”) of the Company dated April 22, 2014, which is to be considered at the annual general and special meeting (the “Meeting”) of holders of Common Shares (the “Shareholders”) scheduled to be held on May 27, 2014. The Shareholders are referred to the Information Circular, including the appendices attached thereto and the documents incorporated by reference therein, that accompanies this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the meanings given to those terms in the accompanying Information Circular, which is also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

In order for this Letter of Transmittal to be validly completed, the undersigned Shareholder is required to provide and complete the necessary information for each of the steps indicated below that are applicable to it or to any beneficial Shareholder on whose behalf the undersigned Shareholder holds Common Shares. Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Shareholder, unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms. Shareholders whose Common Shares are registered in the name of an intermediary (an “Intermediary”) such as a broker, investment dealer, bank, trust company or other intermediary should NOT use this Letter of Transmittal and should contact that Intermediary for instructions and assistance in depositing those Common Shares.

Subject to the approval of the Arrangement by the Shareholders at the Meeting and by the Court and the satisfaction of certain other conditions described in the Information Circular, the consummation of the Arrangement is expected to occur in the second half of calendar 2014. On the Effective Date, the Purchaser will effectively acquire all of the outstanding Common Shares and Shareholders (other than Shareholders that have dissented (the “Dissenting Shareholders”)) will be entitled to receive, in respect of each Common Share, U.S.$11.75 in cash, without interest, pursuant to the Arrangement (the “Consideration”). Shareholders that return validly completed and duly executed Letters of Transmittal to the Depositary on or before the Effective Date should receive their aggregate Consideration as soon as reasonably practicable after the Effective Date. Shareholders that return Letters of Transmittal after the Effective Date will receive their aggregate Consideration as soon afterward as is practicable.

The Consideration will be denominated in U.S. dollars. However, Shareholders can instead elect to receive payment in Canadian dollars by checking the appropriate box in this Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed to the terms set out in the section captioned “Currency of Payment” of this Letter of Transmittal.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. NO PAYMENT OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE DATE. Reference should be made to the Information Circular for more information regarding expected timing for completion of the Arrangement.

If the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms, the Depositary will return to the Shareholders the certificate(s) enclosed with their Letters of Transmittal in accordance with the instructions provided in the Letters of Transmittal and the Shareholders will not be not be entitled to receive any consideration for their Common Shares.

Shareholders that do not deliver the share certificates representing their Common Shares and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive any consideration for their Common Shares.

Delivery of this Letter of Transmittal to an address other than as set forth in this Letter of Transmittal will not constitute a valid delivery to the Depositary.

Please note that the delivery of this Letter of Transmittal, together with your Common Share certificate(s), does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting you must complete and return the applicable form of proxy that accompanied the Information Circular in accordance with the instructions contained on that form of proxy.

Please read the Information Circular and the instructions set forth below carefully before completing this Letter of Transmittal.

CURRENCY OF PAYMENT
TO BE COMPLETED BY ALL SHAREHOLDERS

Note:    This Part is to be completed by all Shareholders.

I wish to receive payment of the cash amount payable pursuant to the Arrangement in

☐    Canadian Dollars

based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted.

A Shareholder who does not check the box above, or who does not make an election prior to the Effective Date, will receive payment of any cash amount payable pursuant to the Arrangement in U.S. dollars.

Shareholders who check the box corresponding to Canadian dollars will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted (which may be the Effective Date or any later date and may be a date other than the date the certificate(s) representing the Common Shares being exchanged are received by the Depositary or the date of issue of payment therefor). Shareholders electing to have the payment for their Common Shares paid in Canadian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the Canadian dollar will be at the sole risk of the Shareholder. If a Shareholder wishes to receive cash payable in Canadian dollars, the box captioned “Currency of Payment” above must be completed and this Letter of Transmittal must be received by the Depositary prior to the Effective Date. Otherwise, any cash amount payable will be paid in U.S. dollars.

TO:	Nordion Inc.
AND TO:	8832528 Canada Inc.
AND TO:	STHI Holding Corp.
AND TO:	STHI Intermediate Holding Corp
AND TO	Sterigenics International LLC
AND TO:	CST Trust Company, at its office specified on the back cover

Each Shareholder (other than Dissenting Shareholders) will receive, for each Common Share, U.S.$11.75 in cash, without interest, pursuant to the Arrangement. The undersigned Shareholder hereby irrevocably deposits with the Depositary, for exchange upon the Arrangement becoming effective, the enclosed certificate(s), details of which are as follows:

DESCRIPTION OF COMMON SHARES DEPOSITED
(please print)

Certificate Number(s)	Name(s) and Address(es) of Registered Holder(s)	Number of Common Shares Deposited

TOTAL:

☐ Some or all of my Common Share certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable.)

(See Instruction 6(a) if space provided is insufficient)

The undersigned hereby transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective.

1. IN CONSIDERATION FOR VALUE RECEIVED, the undersigned represents, acknowledges and agrees that, promptly following the later of: (i) the receipt by the Depositary of this Letter of Transmittal of the certificate(s) representing the Common Shares deposited herewith (the “Deposited Securities”) and all other required documents; and (ii) the Effective Date, the Depositary will, as soon as practicable, send to the undersigned or hold for pick-up at the offices of the Depositary at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6, in accordance with the instructions given below, a cheque representing the aggregate Consideration the undersigned is entitled to receive in payment in respect of the Deposited Securities pursuant to the Plan of Arrangement, less any applicable withholdings, and the certificate(s) representing the Deposited Securities shall forthwith be cancelled.

2. Registered Shareholders that do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with the certificate(s) representing the Deposited Securities owned by the undersigned and any other required documents, will not receive the aggregate Consideration to which they are otherwise entitled until such deposit is made and received by the Depositary and until the same is processed for payment by the Depositary. Whether or not registered Shareholders forward their Common Share certificate(s) upon the completion of the Arrangement on the Effective Date, registered Shareholders will cease to be Shareholders of the Company (and of the successor amalgamated entity pursuant to the Plan of Arrangement) at the time provided for in the Plan of Arrangement and will only be entitled to receive the aggregate Consideration to which they are entitled under the Plan of Arrangement or, in the case of registered Shareholders that properly exercise Dissent Rights in compliance with the Interim Order, the Plan of Arrangement and the Information Circular, the right to receive fair value for their Common Shares in accordance with Section 190 of the CBCA as modified by the Plan of Arrangement.

3. The undersigned acknowledges receipt of the Information Circular and represents and warrants that: (i) the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Securities and all rights and benefits arising from the Deposited Securities and the Deposited Securities are all of the Common Shares owned of record, directly or indirectly, by the undersigned; (ii) such Deposited Securities will be transferred by the undersigned free and clear of all encumbrances; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign and transfer the Deposited Securities and, when the aggregate Consideration to which the Shareholder is entitled pursuant to the Plan of Arrangement, less any applicable withholding tax, is paid, none of the Company, the Purchaser, the Guarantors, or any affiliate or successor of such persons, will be subject to any adverse claim in respect of such Deposited Securities; (iv) the Deposited Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Securities to any person; (v) the surrender of the undersigned’s Deposited Securities complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is true, accurate and complete; and (vii) the undersigned will not, prior to the Effective Time, transfer or permit to be transferred any Deposited Securities. All representations and warranties set forth herein shall survive completion of the Arrangement.

4. Except with respect to any proxy in respect of any Common Shares deposited regarding the vote on the Arrangement Resolution and the annual meeting matters in connection with the Meeting (as further described in the Information Circular), the undersigned hereby revokes any and all other authority, other than as granted in this Letter of Transmittal, whether as agent, mandatary, attorney-in-fact, attorney, fondé de pouvoir, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities. No subsequent authority, whether as agent, mandatary, attorney-in-fact, attorney, fondé de pouvoir, proxy or otherwise, will be granted with respect to the Deposited Securities.

5. The undersigned hereby surrenders to the Purchaser, effective immediately after the Effective Time in accordance with the Plan of Arrangement, all right, title and interest in and to the Deposited Securities (and all securities issued in exchange therefor on amalgamation in accordance with the Plan of Arrangement) and irrevocably appoints and constitutes the Depositary lawful mandatary, nominee and attorney of the undersigned, with full power of substitution, to deliver the certificates representing the Deposited Securities pursuant to the Plan of Arrangement and to effect the transfer of such Deposited Securities on the books of the Company.

6. The undersigned hereby agrees to, upon request, execute and deliver any additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the surrender and cancellation of the Deposited Securities. The undersigned understands that by virtue of the execution of this Letter of Transmittal, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Securities deposited pursuant to the Plan of Arrangement will be determined by the Company, the Purchaser and the Guarantors in their sole discretion and that such determination shall be final and binding.

7. The undersigned hereby instructs the Depositary to, upon receipt of this Letter of Transmittal and of the certificate(s) representing the Deposited Securities and following the Effective Date, cause to be issued a cheque to which the undersigned is entitled and mail the cheque representing payment of the aggregate Consideration payable in respect of the Deposited Securities, less applicable withholdings, promptly after the Effective Date by first-class mail to the undersigned, or hold such cheque for pick-up, in the case of payment effected by cheque, in accordance with the instructions below. Under no circumstances will interest accrue or be paid to the undersigned on the payment of the aggregate Consideration in respect of the Deposited Securities in connection with the Arrangement, regardless of any delay in making such payment for the Deposited Securities. The Depositary will act as the mandatary, nominee and agent of persons who have deposited Common Shares pursuant to the Plan of Arrangement for the purpose of receiving and transmitting the aggregate Consideration to such persons and receipt of the aggregate Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

8. The undersigned acknowledges and agrees that the method of delivery of the certificate(s) representing the Common Shares and all other required documents is at the election and risk of the undersigned. The undersigned acknowledges that there shall be no duty or obligation on the Company, the Purchaser, the Guarantors, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

9. If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) to the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address recorded on the share register of the Company). The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any Common Shares from the name of the registered holder thereof if the Arrangement is not completed.

10. All authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and all obligations of the undersigned in this Letter of Transmittal shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn-up exclusively in the English language. En raison de l’usage d’une version anglaise de cette lettre d’envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l’Arrangement, qui est accepté au moyen de cette Lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

BLOCK A SPECIAL REGISTRATION INSTRUCTIONS MAKE CHEQUE TO THE ORDER OF: (please print)	BLOCK B SPECIAL DELIVERY INSTRUCTIONS SEND CHEQUE (unless Block “C” is checked) TO: (please print)

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number)

BLOCK C PICK-UP INSTRUCTIONS ☐Hold cheque for pick-up at the office of the Depositary where this Letter of Transmittal is deposited
BLOCK D
TO BE COMPLETED BY ALL
SHAREHOLDERS BY SELECTING ONE
BOX BELOW

Indicate whether you are a resident of Canada for purposes of the application of the Tax Act.

☐The holder signing above represents that it is a resident of Canada for purposes of the application of the Tax Act;

OR

☐The holder signing above represents that it is not a resident of Canada for purposes of the application of the Tax Act.

BLOCK E
TO BE COMPLETED BY ALL SHAREHOLDERS BY
SELECTING ONE BOX BELOW

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder

☐The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder;

OR

☐The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) a person whose address (as it appears on the register of Shareholders of the Company) is located within the United States or any territory or possession thereof or is providing an address under its signature on this Letter of Transmittal that is located within the United States or any territory or possession thereof or (B) a U.S. person for U.S. federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the enclosed Internal Revenue Service (“IRS”) Form W-9 or the appropriate IRS Form W-8. If you require an IRS Form W-8, please contact the Depositary. See Instruction 11 for more information.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated: , 201

Signature of Shareholder or authorized representative
Authorized Signature	(see Instructions 2 and 4)

Name of Guarantor (please print or type)	Address

Address of Guarantor (please print or type)	Name of Shareholder (please print or type)

Telephone No.

E-mail

Name of authorized representative, if applicable (please print or type, if applicable)

Additional Signatures for joint holders (if required):

Dated: , 201

Signature of Shareholder or authorized representative (see Instructions 2 and 4)

Address

Name of Shareholder (please print or type)

Telephone No.

E-mail

Name of authorized representative, if applicable (please print or type, if applicable)

INSTRUCTIONS

1.	Use of the Letter of Transmittal

(a)
In order to permit the timely receipt of the Consideration in connection with the Arrangement, less any applicable withholdings, it is recommended that this Letter of Transmittal together with the accompanying certificate(s) representing the Deposited Securities be received by the Depositary at the offices specified on the back cover before 5 p.m. (Eastern Time) on May 26, 2014 (or the business day immediately prior to any adjourned or postponed Meeting). Do not send Common Share certificates or this Letter of Transmittal to the Company, the Purchaser or the Guarantors.

(b)
Delivery of this Letter of Transmittal, any accompanying certificates representing the Deposited Securities and any other required documents will be deemed effective only when such documents are actually received by the Depositary. Any use of the mail to transmit the certificates representing Deposited Securities, related Letter of Transmittal and any other required documents is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used.

(c)	Shareholders whose Common Shares are registered in the name of an Intermediary (i.e., a broker, investment dealer, bank, trust company or other Intermediary) should contact that Intermediary.

2.	Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of the Deposited Securities described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered holder(s) of the Deposited Securities represented by the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Securities represented by the accompanying certificate(s) or if payment is to be sent to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s);

(ii)
the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3; and

(iii)
in the event that any transfer or other Taxes become payable by reason of the transfer of the deposited certificates, the transferee or assignee must pay such tax to the Depositary or must establish to the satisfaction of the Depositary that such Tax has been paid.

(c)
If any of the Deposited Securities are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Deposited Securities.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered holder(s) of the Deposited Securities, unless that Shareholder has completed the box entitled “Special Registration Instructions”.

Where the Shareholder has completed the box entitled “Special Registration Instructions” or if this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Deposited Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Nordion, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 2.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and any accompanying transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or are executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Each of the Company, the Purchaser, the Guarantors and the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

5.	Payment and Delivery Registration Instructions

Block “A”, Block “B” and Block “C”, as appropriate, should be completed if the aggregate Consideration is to be: (a) sent to someone other than the person signing this Letter of Transmittal or to the person signing this Letter of Transmittal at an address other than that appearing below that person’s signature; or (b) held by the Depositary for pick-up. If those boxes are not completed, the cheque for the Consideration or the certificate(s) in respect of the Common Shares (if the Arrangement is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of the Company.

6.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates representing the Deposited Securities, additional certificate numbers and number of Deposited Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Deposited Securities are registered in different forms (e.g., “John Doe” or “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits of Common Shares will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)
It is strongly recommended that, prior to completing this Letter of Transmittal, the undersigned read the accompanying Information Circular, together with all appendices thereto and discuss with an advisor.

(e)
Any questions should be directed to the Depositary at the contact information provided on the back page of this Letter. Additional copies of this Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses listed below. This Letter of Transmittal is also available at www.sedar.com and at www.sec.gov/edgar under the Company’s profile.

(f)
The Company, the Purchaser and the Guarantors reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. You agree that any determination made by the Company, the Purchaser and the Guarantors as to validity, form and eligibility and acceptance of Deposited Securities will be final and binding. There shall be no duty or obligation of the Company, the Purchaser, the Guarantors or the Depositary to give notice of any defect or irregularity in any deposit and no liability shall be incurred for failure to do so.

(g)
The Arrangement will be effected under the CBCA. This Letter of Transmittal will be construed in accordance with, and be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from or in connection with the Arrangement unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

7.	Lost Certificates

If a certificate representing any Common Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter explaining the relevant circumstances, to the Depositary. The Depositary will respond with the replacement requirements in order for you to receive your entitlement under the Arrangement, which may include a requirement to provide a bond satisfactory to the Company, the Purchaser, the Guarantors and the Depositary in such amount as the Company, the Purchaser, the Guarantors and the Depositary may direct or otherwise indemnify the Company, the Purchaser, the Guarantors and the Depositary in a manner satisfactory to the Company, the Purchaser, the Guarantors and the Depositary against any claim that may be made against the Company, the Purchaser, the Guarantors or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed. If a certificate representing the Common Shares has been lost, stolen or destroyed, please ensure that you provide your telephone number so that the Depositary may contact you.

8.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) representing the Deposited Securities received by the Depositary will be returned to you forthwith at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address recorded on the Company’s share register).

9.	Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Shareholders from transactions the Depositary performs, forms a Shareholder may send to the Depositary or other communications the Depositary may have with a Shareholder and its representatives. This information could include a Shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a Shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Policy to tell Shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.canstockta.com, or by writing to the Depositary’s Privacy Officer at P.O. Box 4202, Postal Station A, Toronto, Ontario, M5W 0E4. The Depositary will use any information a Shareholder provides on or with this Letter of Transmittal in order to process a Shareholder’s request and will consider a Shareholder’s submission of this Letter of Transmittal as its consent to the above.

10.	Assistance

The Depositary, your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

11.	U.S. Shareholders and Backup Withholding

In all cases, Block E should be completed. The Depositary will not distribute any funds to shareholders until the information required by such block is provided.

To prevent backup withholding on any payment made to a U.S. Shareholder (or any person acting on behalf of a U.S. Shareholder), each U.S. person (as defined in the instructions to the enclosed IRS Form W-9) must provide his, her or its correct U.S. Taxpayer Identification Number, or TIN, or Employer Identification Number, or EIN (or the TIN or EIN of the person on whose behalf you are acting), by completing the enclosed IRS Form W-9 as described in the enclosed instructions to IRS Form W-9.

If the enclosed IRS Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for U.S. federal income tax purposes but provided a mailing address in the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary or from the IRS website (www.irs.gov).

Each U.S. Shareholder is urged to consult his, her or its own tax advisor to determine whether such holder is required to furnish an IRS Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Form W-9 (Rev. August 2013) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification										Give Form to the requester. Do not send to the IRS.

Name (as shown on your income tax return)
Print or type See Specific Instructions on page 2.	Business name/disregarded entity name, if different from above
	Check appropriate box for federal tax classification:										Exemptions (see instructions):
	☐	Individual/sole proprietor	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate
	☐ Limited liability company. Enter the tax classification (C = C corporation, S = S corporation, P = partnership) ▶ ☐ Other (see instructions) ▶										Exempt payee code (if any) Exemption from FATCA reporting code (if any)
	Address (number, street, and apt. or suite no.)							Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

		–	–

Employer identification number

–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below), and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. The IRS has created a page on IRS.gov for information about Form W-9, at www.irs.gov/w9. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured properly, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

— An individual who is a U.S. citizen or U.S. resident alien,

— A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

— An estate (other than a foreign estate), or

— A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

Cat. No. 10231X Form                                                                                                      W-9 (Rev. 8-2013)

Form W-9 (Rev. 8-2013)	Page 2

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

— In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,

— In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and

— In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships on page 1.

What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Form W-9 (Rev. 8-2013)	Page 3

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name. the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulation section 301.7701-2(c)(2)(iii). Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Other entities. Enter your business name as shown on required U.S. federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the Exemptions box, any code(s) that may apply to you. See Exempt payee code and Exemption from FATCA reporting code on page 3.

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following codes identify payees that are exempt from backup withholding:

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions
Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,0001	Generally, exempt payees 1 through 52
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

Form W-9 (Rev. 8-2013)	Page 4

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800- TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

Form W-9 (Rev. 8-2013)	Page 5

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account 1
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor 2
4.	a.The usual revocable savings trust (grantor is also trustee)	The grantor-trustee 1
	b.So-called trust account that is not a legal or valid trust under state law	The actual owner 1
5.	Sole proprietorship or disregarded entity owned by an individual	The owner 3
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor *
For this type of account:		Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity 4
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

1	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2	Circle the minor’s name and furnish the minor’s SSN.

3
You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to see your SSN.

4
List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*	Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

— Protect your SSN,

— Ensure your employer is protecting your SSN, and

— Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case Intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The must common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877- IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

OFFICES OF THE DEPOSITARY
CST TRUST COMPANY

By Mail

CST Trust Company
PO BOX 1036
Adelaide St. Postal Station
Toronto, ON M5C 2K4

By Registered Mail, Hand or Courier

CST Trust Company
320 Bay St.
Basement Level (B1)
Toronto, ON M5H 4A6

Telephone
Toll Free: 1-800-387-0825
Outside North America: 1-416-682-3860
E-Mail: inquiries@canstockta.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above. You may also contact your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal. If you are a Canadian holder of Common Shares and have any questions regarding the information contained in this Letter of Transmittal you may contact Nordion’s information and proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America; or by e-mail to inquiries@phoenixadvisorscst.com. If you are a U.S. holder of Common Shares and have any questions regarding the information contained in this Letter of Transmittal you may contact Nordion’s information and proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834; or collect at 1-212-750-5833.

Canadian Shareholders: any questions and requests for assistance may be directed to Nordion’s
Proxy Solicitation Agent for Canada:

CST PHOENIX ADVISORS

at the telephone numbers and location set out below:

NORTH AMERICAN TOLL-FREE: 1-800-332-4904

BANKS, BROKERS AND COLLECT CALLS: 1-201-806-2222

E-MAIL: inquiries@phoenixadvisorscst.com

U.S. Shareholders: any questions and requests for assistance may be directed to Nordion’s
Proxy Solicitation Agent for the U.S.:

INNISFREE M&A INCORPORATED

NORTH AMERICAN TOLL-FREE: 1-888-750-5834

BANKS, BROKERS AND COLLECT CALLS: 1-212-750-5833